





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/2020 (MM/DD/YY) AND ENDING 6/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 Secaucus Road, Suite F1110
(No. and Street)

Secaucus	NJ	07094
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert 201-305-8815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hardcastle Trading USA, LLC _____ , as

of June 30 _____ , 20 2⟋ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

President
_____
Title


_____
Notary Public

> **KATHLEEN MCNEAL SHEELER**
> Notary Public
> Baltimore County
> Maryland
> My Commission Expires Oct. 06, 2021

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

CONFIDENTIAL PURSUANT TO
SEC RULE 17a-5(e)(3)

YEAR ENDED JUNE 30, 2021

(With Report of Independent Registered Public
Accounting Firm Thereon)

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
JUNE 30, 2021

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Hardcastle Trading USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC as of June 30, 2021, and the related statements of operations and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hardcastle Trading USA, LLC's management. Our responsibility is to express an opinion on Hardcastle Trading USA, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hardcastle Trading USA, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



CITRINCOOPERMAN®
Accountants and Advisors

Emphasis of Matter

As discussed in Notes 1 and 13 to the financial statements, the Company is in discussions to sell its market making operations, which include personnel and knowhow, to an affiliate of its Parent company. Our opinion is not modified with respect to this matter.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Hardcastle Trading USA, LLC's financial statements. The supplemental information is the responsibility of Hardcastle Trading USA, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Hardcastle Trading USA, LLC’s auditor since 2003.
New York, New York
September 27, 2021


HARDCASTLE TRADING USA, LLC

(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021



ASSETS


Cash and cash equivalents	$	11,039,149
Dividends receivable		21,460
Securities owned, at fair value		79,189,466
Property and equipment, net of accumulated depreciation of $3,217,007		98,305
Refunds receivable		1,439,897
Security deposit		500
Other assets		46,158
TOTAL ASSETS	$	91,834,935


LIABILITIES AND MEMBER'S EQUITY


Liabilities:		
Securities sold, not yet purchased, at fair value	$	83,598,996
Accounts payable and accrued expenses		629,638
Total liabilities		84,228,634
Commitments and contingencies (Notes 6, 7, and 12)		
Member's equity		7,606,301
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	91,834,935


See accompanying notes to financial statements.

3



HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2021


Income:		
Trading	$	1,096,535
Fees		300,000
Dividends		75,754
Interest		629,311
Total income		2,101,600
Expenses:		
Shared services		441,323
Dividends paid on short positions		97,291
Interest		670,553
Clearing membership and exchange fees		86,216
Communications		294,979
Rent and occupancy		458,398
Salaries and benefits		292,134
Depreciation		85,588
Other		121,750
Total expenses		2,548,232
Loss before taxes		(446,632)
Write off of tax receivable		(515,531)
Net loss		(962,163)
Contribution		4,800,000
Member's equity - beginning		3,768,464
MEMBER'S EQUITY - ENDING	$	7,606,301

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2021

Cash flows from operating activities:		
Net loss	$	(962,163)
Adjustments to reconcile net loss to net cash		
provided in by operating activities:		
Depreciation		85,588
Amortization of operating lease right of use		467,891
Changes in assets and liabilities:		
Securities owned, at fair value		(79,189,466)
Securities sold, not yet purchased, at fair value		83,598,996
Accounts payable and accrued expenses		461,039
Dividends receivable		(21,460)
Refunds receivable		515,531
Operating lease liability		(467,891)
Other assets		(10,226)
Net cash provided by operating activities		4,477,839
Cash used in investing activities:		
Purchase of property and equipment		(2,622)
Cash used in financing activities:		
Payments on Notes payable to parent		(10,529,501)
Distribution paid to Parent		(9,000,000)
Contribution		4,800,000
Net cash used in financing activities		(14,729,501)
Net decrease in cash and cash equivalents		(2,324,284)
Cash and cash equivalents - beginning		21,293,433
CASH AND CASH EQUIVALENTS - ENDING	$	11,039,149

NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Hardcastle Trading USA, LLC (the "Company") was formed as a limited liability company on January 16, 2003, under the laws of the state of Delaware to manage and operate as a registered securities broker-dealer and to engage in options market making and proprietary trading. During December 2020 the Company was acquired by Peak6 HC Holdings LLC, which is wholly owned by Peak6 Group, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a participant or market maker on U.S. securities and options exchanges. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the member has signed a specific guarantee.

Market making

Market making activities consist of market making in listed options. As a market maker, the Company commits capital on a principal basis to buy securities or sell securities on regulated options exchanges.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue recognition

Securities transactions are recorded on a trade-date basis. Dividend income is recognized on the ex-dividend date, and dividends declared on short positions held on the ex-dividend date are recorded as dividend expense. Interest income and expense are recognized on an accrual basis.

Property and equipment

Property and equipment are carried at cost net of accumulated depreciation. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

Furniture and equipment	7 years
Computer equipment	5 years
Computer software	3 years
Leasehold improvements	Shorter of expected useful life or term of lease

Concentrations of credit risk

The Company maintains its cash and cash equivalents at major financial institutions in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, clearing houses, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair value measurements

The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income taxes

The Company is a limited liability company that has elected to be taxed as a C corporation. A C corporation is taxed as a separate entity under relevant tax laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent Accounting Developments

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments - Credit Losses* ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and commissions and fees receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On July 1, 2020, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in member's equity.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Subsequent events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through September 27, 2021. The Company drew a credit line from an affiliate of its Parent company totaling $5,000,000 during July and August 2021. The Company is in discussions to sell its market making operations, which include personnel and knowhow to an affiliate of its Parent company. The Company intends to maintain its SEC registration and FINRA membership without any near-term operations as it evaluates future opportunities.

NOTE 2. **PROPERTY AND EQUIPMENT**

Property and equipment consists of the following at June 30, 2021:

Furniture and equipment	$	118,612
Computer equipment		2,942,299
Computer software		183,857
Leasehold improvements		70,545
		3,315,312
Less: accumulated depreciation		3,217,007
Property and equipment, net	$	98,305

NOTE 3. **INCOME TAXES**

The following is a summary of the Company's income taxes refunds recorded for the year ended June 30, 2021, which have not been received are included in Refunds receivable in the accompanying statement of financial condition.

Current:		
Federal	$	1,439,897
Total	$	1,439,897

The Company will receive tax refunds as a provision of the CARES Act.

As of June 30, 2021, the Company had net operating losses of $7,729,445 that expire on June 30, 2040. The Company's net operating loss gave rise to a deferred tax asset of approximately $2,164.000 However, the Company has determined that a valuation allowance of $2,164,000Pages against such deferred tax asset is necessary, as it is unlikely that the carryforwards will be utilized.

NOTE 3.   INCOME TAXES (CONTINUED)

Sections 382 and 383 of the Code limit the Company's net operating loss and income tax credit carryforwards that can be used on an annual basis. Section 382 limits the use of net operating losses should it be determined there has been a change in the ownership of more than 50% of the value of the Company's capital stock. Such a determination could substantially limit the eventual utilization of these net operating losses and income tax credit carryforwards.

NOTE 4.   <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At June 30, 2021, the Company had net capital of $5,931,441 which exceeded the Company's minimum net capital requirement of $250,000.

The Company has elected, and Goldman Sachs & Company ("GS"), as the Company's clearing broker-dealer, has permitted, the Company to use SEC Rule 15c3-1(a)(6) for purposes of calculating net capital.

NOTE 5.   <u>RELATED-PARTY TRANSACTIONS</u>

Effective February 1, 2004, the Company entered into a licensing agreement with its former parent. On June 30, 2018, the Company and the former parernt agreed to extend the agreement through June 30, 2023. The agreement provides the Company with access to certain software and know-how developed by the former parent as well as to certain administrative and management services provided by the former parent with respect to the Company's trading, risk management, and back office operations. The agreement states that the Company is to pay the former parent under the agreement based upon its return on utilized capital, as defined in the agreement. For the year ended June 30, 2021, there was no fee due under the agreement. The Company also has a Shared Services agreement with affiliates of its current Parent, Peak6 Group, LLC payments under the agreement was $441,323.

NOTE 6.   <u>COMMITMENTS</u>

Effective April 16, 2008, the Company has entered into a master service agreement with an unrelated entity. Under the agreement, the Company receives access to electronic communications systems and facilities. The agreement ended June 30, 2021, and the agreement is currently on a month-to-month basis.

Costs incurred under the master service agreement for the year ended June 30, 2021, were $458,398. This is included in the "Rent and occupancy" line item on the statement of operations and member's equity.

NOTE 8.   **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK**

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used for trading activities and to manage market risk and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company has elected to use the disclosure option codified in FASB ASC 815, *Derivatives Instruments and Hedging*, with respect to its derivative activities.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company does not apply hedge accounting as defined in FASB ASC 815, as all financial instruments are marked to market, with changes in fair values reflected in earnings.

NOTE 8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)**

The following tables present additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the number of contracts and notional amounts, categorized by primary risk exposure, and reflected in the statement of financial condition as of June 30, 2021:

(a) Rounded to nearest 1,000
(b) Contracts not rounded

| Primary Risk Exposure | Notional Amount | | Assets | |
			Fair Value	Number of Contracts
Equity option contracts - Puts	$	552,793(a)	$	14,378(a)	52,114(b)
Equity option contracts - Calls		644,804(a)		23,228(a)	45,595(b)
	$	1,197,597	$	37,606	97,709

| Primary Risk Exposure | Notional Amount | | Liabilities | |
			Fair Value	Number of Contracts
Equity option contracts - Puts	$	517,988(a)	$	25,482(a)	47,389(b)
Equity option contracts - Calls		623,770(a)		18,221(a)	57,086(b)
	$	1,141,758	$	43,703	104,475

The Company is subject to equity price risk in the normal course of pursuing its options market making activities. The Company may enter into options for use as an economic hedge against certain positions held in the Company's market making portfolio. Options purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments

NOTE 8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)**

involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Fair values of derivative contracts in an asset position are included in "Securities owned, at fair value" in the accompanying statement of financial condition. Fair values of derivative contracts in a liability position are included in "Securities sold, not yet purchased, at fair value" in the accompanying statement of financial condition.

In addition, the Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2021, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2021, prior to the Company "closing" its position.

Substantially all of the amount due from the clearing broker-dealer and securities owned are held at the clearing broker and are, therefore, subject to the credit risk of the clearing broker.

Trading income is primarily the result of equity share and equity option transactions.

NOTE 9. **EMPLOYEE BENEFIT PLANS**

The Company terminated its 401k plan on December 31, 2020 and all fund assets were distributed to the members of the plan before termination.

NOTE 10. **JOINT BACK OFFICE CLEARING AGREEMENT**

The Company has a Joint Back Office ("JBO") clearing agreement with GS. The agreement allows JBO clearing agreement participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GS.

NOTE 11. **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

NOTE 11. FAIR VALUE MEASUREMENTS (CONTINUED)

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following tables present the Company's fair value hierarchy for those assets and liabilities securities measured at fair value as summarized by industry on a recurring basis as of June 30, 2021:

Rounded to the nearest thousand:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value:					
Basic materials	$ 3,373	$ -	$ -	$ 3,373	(a)
Communication	949	-	-	949	(a)
Consumer	1,869	-	-	1,869	(a)
Cyclical	7,300	-	-	7,300	(a)
Energy	1,702	-	-	1,702	(a)
Financials	4,377			4,377	(a)
Healthcare	4,392	-	-	4,392	(a)
Industrial	6,306	-	-	6,306	(a)
Technology	11,314	-	-	11,314	(a)
	41,582	-	-	41,582	
Options owned, at fair value:					
Basic materials	697	-	-	697	(a)
Communication	975	-	-	975	(a)
Consumer	794	-	-	794	(a)
Cyclical	6,193	-	-	6,193	(a)
Energy	1,580	-	-	1,580	(a)
Financials	1,905	-	-	1,905	(a)
Healthcare	2,141	-	-	2,141	(a)
Industrial	5,947	-	-	5,947	(a)
Technology	17,375	-	-	17,375	(a)
	37,607	-	-	37,607	
	79,187	-	-	79,189	

	Level 1	Level 2	Level 3	Total	Valuation Technique
Not readily marketable securities included in other assets	-	-	10	10	(b)
Total	$ 79,187	$ -	$ 10	$ 79,197	

NOTE 11.   FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total	Valuation Technique
Liabilities:					
Equity securities sold, not yet purchased, at fair value:					
Basic materials	$ 276	$ -	$ -	$ 276	(a)
Communication	2,510	-	-	2,510	(a)
Consumer	3,373	-	-	3,373	(a)
Cyclical	4,808	-	-	4,808	(a)
Energy	1,122	-	-	1,122	(a)
Financials	564	-	-	564	(a)
Healthcare	2,137	-	-	2,137	(a)
Industrial	8,873	-	-	8,873	(a)
Technology	16,233	-	-	16,233	(a)
	39,896	-	-	39,896	
Options sold, not yet purchased, at fair value:					
Basic materials	518	-	-	518	(a)
Communication	1,123	-	-	1,123	(a)
Consumer	938	-	-	938	(a)
Cyclical	6,791	-	-	6,791	(a)
Energy	1,878	-	-	1,878	(a)
Financials	2,360	-	-	2,360	(a)
Healthcare	2,337	-	-	2,337	(a)
Industrial	6,731	-	-	6,731	(a)
Technology	21,027	-	-	21,027	(a)
	43,703	-	-	43,703	
Total	$ 83,599	$ -	$ -	$ 83,599	

NOTE 11.   FAIR VALUE MEASUREMENTS (CONTINUED)

Equity securities are included in Level 1 as they are valued at quoted market prices (the market approach). Securities that are not readily marketable (consisting solely of the Company's investment in the JBO) are stated at cost, which approximates fair value.

During the year ended June 30, 2021, there were no transfers between levels of the fair value hierarchy.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Other Investments
Balance – beginning	$ 10,000
Purchases	-
Sales	-
Settlements	-
Balance – ending	$ 10,000

NOTE 12.   COVID-19

In March 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus is uncertain at this time.

NOTE 13.   MANAGEMENT BUSINESS EVALUATION

The accompanying financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. As stated in Note 1, the Company is in discussions to sell its market making operations, which include personnel and knowhow to an affiliate of its Parent company. The Company intends to maintain its SEC registration and FINRA membership, and evaluate future operating activities for the remaining assets and activities of the Company.

SUPPLEMENTAL INFORMATION

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2021
Schedule I

Net capital:

Member's equity	$	7,606,301
Non-allowable assets:		
Property and equipment, net		(98,305)
Accounts receivable		(1,439,897)
Other assets		(46,658)
Total non-allowable assets		(1,584,860)
Other deductions and/or charges		(90,000)
Net capital		5,931,441
Minimum net capital		250,000
EXCESS NET CAPITAL	$	5,681,441

NET CAPITAL LESS THE GREATER OF 2% OF AGGREGATE		
DEBIT ITEMS OR 120% OF MINIMUM NET CAPITAL	$	5,631,441

Computation of minimum net capital:

Total aggregate debit items ("AD") computed in accordance with the		
Formula for Determination of Reserve Requirements	$	-
Two percent AD	$	-
Minimum net capital	$	250,000
Minimum net capital, the greater of two percent of AD or the statutory minimum	$	250,000

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A as of June 30, 2020

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
OTHER INFORMATION
JUNE 30, 2021
Schedule II

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer securities transactions are cleared through another broker-dealer on a fully-disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2021.

See report of independent registered public accounting firm.





CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Hardcastle Trading USA, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hardcastle Trading USA, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hardcastle Trading USA, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Hardcastle Trading USA, LLC stated that Hardcastle Trading USA, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hardcastle Trading USA, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hardcastle Trading USA, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
September 27, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM


HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
EXEMPTION REPORT
JUNE 30, 2021


Hardcastle Trading USA, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended June 30, 2021, without exception.

HARDCASTLE TRADING USA, LLC

I, Brent Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

9/27/2021